Mail Stop 3561

December 31, 2009

Patrick Womack
President
Univest Tech, Inc.
11805 E. Fair Ave.
Greenwood Village, CO 80111

> **Re:** **Univest Tech, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 7, 2009**
> **File No. 333-159315**

Dear Mr. Womack:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Summary, page 2

1. We note your response to comment one of our letter dated October 22, 2009.
   Please describe more fully what you mean by wireless technology sales.

2. We note your response to comment two of our letter dated October 22, 2009 and
   we reissue the comment. Please describe the additional market segments into
   which you plan to cross over.

3. We note your response to comment ten of our letter dated October 22, 2009.
   Please also indicate in the second paragraph following the bullet points, if true,
   that you have not commenced any operations including no development of artist
   relationships, no products to sell and no technology developed to provide your

product. In addition, please revise your document throughout to make this status clear. As examples only and not an exhaustive list, you refer to yourself as a *relatively* (emphasis added) small company in the risk factor on page 6, you refer to your business on page 7 instead of your intended business and on page 21 you indicate that you do not have an *extensive* (emphasis added) history when you have no history of operations. Please revise.

Management's Discussion and Analysis, page 13

Selected financial data, page 14

4. We note that the amounts captioned Total Expenses for the nine months ended July 31, 2009 and for the period from inception through October 31, 2009 actually represent your operating expenses rather than total expenses as such amounts exclude interest expense. Please revise or explain to us the reason for the discrepancy.

Plan of Operation, page 16

5. We note your first paragraph refers to January 1, 2009. Please update.

The Product, page 19

6. We note your response to comment 14, however, it does not appear that you have provided all of the requested disclosure. Please disclose how you plan to use the delivery of music as a marketing tool that generates revenue and indicate what you would do with the data that you mine.

7. We note your response to comment 15, however, it does not appear that you have provided all of the requested disclosure. Please explain what you mean by the term "exclusive channel."

Operations, page 20

8. We note your reference in the second paragraph to Mr. Womack's extensive experience in the development of websites and in Internet related activities. His business experience itemized on page 22, however, does not readily relate such experience. Please revise or advise us in this regard.

Description of Property, page 22

9. We note your reference to office and retail space. Please expand your business description to include the use of retail space.

Financial Statements, page 33

General

10. Please update your financial statements to include audited financial statements
for your most recently completed fiscal year ended October 31, 2009. Refer to
Rule 8-08 (b) of Regulation S-X.

Statement of Shareholders' Equity, page 37

11. We note your revised disclosure provided in response to comment 22 in our letter
dated October 22, 2009. In your response you state that you revised the caption
in your Statement of Shareholders' Equity to remove the word "deferred."
However, we are unable to locate your revision. Accordingly, please revise the
caption in your Statement of Shareholders' Equity to remove the word "deferred"
as these costs do not appear to be deferred at the balance sheet date. If our
understanding is incorrect, please clarify it.

Note 1. Organization and Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 39

12. We note your response to comment 23 in our letter dated October 22, 2009. You
state that you changed the disclosure in footnote 1, "Revenue Recognition".
However, your disclosure is unchanged. As previously requested, please revise
your revenue recognition policy to be consistent with the description of your
business and your planned revenue generating activities disclosed under the
headings "Our Company" on page 2, "Plan of Operation" on page 16 and "The
Product" on page 19 or explain to us how your current revenue recognition
policy is consistent with the description of your business.

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your response to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3725, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
Via facsimile (303) 409-7650